SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32663

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 26, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 20, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Madison Harbor Balanced Strategies, Inc. [File No. 811-21479]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 31, 2017 and April 28, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $268,984 incurred in connection with the liquidation were paid by the applicant. Applicant has retained $251,910 for the purpose of paying outstanding accrued and anticipated expenses.

Filing Date: The application was filed on May 1, 2017.

Applicant's Address: Madison Harbor Balanced Strategies, Inc., 1177 Avenue of the Americas, 44th Floor, New York, New York 10036.

CBRE Clarion MLP Select Income Opportunities Fund [File No. 811-22950]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on February 28, 2017 and amended on May 2, 2017.

Applicant's Address: 201 King of Prussia Road, Suite 600, Radnor, Pennsylvania 19087.

Profit Funds Investment Trust [File No. 811-07677]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 29, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $55,364.23 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on May 4, 2017 and amended on May 17, 2017.

Applicant's Address: 6701 Democracy Boulevard, #300, Bethesda, Maryland 20817.

Nuveen Municipal Advantage Fund, Inc. [File No. 811-05957]
Nuveen Premium Income Municipal Fund 4, Inc. [File No. 811-07432]
Nuveen Dividend Advantage Municipal Fund 2 [File No. 811-10255]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Municipal Credit Income Fund and, on May 2, 2016, made distributions to their shareholders based on net asset value. Expenses of $1,878,553 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

Filing Date: The applications were filed on April 20, 2017.

Applicants' Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Quality Municipal Fund, Inc. [File No. 811-06206]
Nuveen Quality Income Municipal Fund, Inc. [File No. 811-06303]
Nuveen Municipal Opportunity Fund, Inc. [File No. 811-06379]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen AMT-Free Municipal Credit Income Fund and, on May 2, 2016, made distributions to their shareholders based on net asset value. Expenses of $2,411,739 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

Filing Date: The applications were filed on April 20, 2017.

Applicants' Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Quality Preferred Income Fund [File No. 811-21082]
Nuveen Quality Preferred Income Fund 3 [File No. 811-21242]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Preferred Securities Income Fund and, on June 1, 2016, made distributions to their shareholders based on net asset value. Expenses of $1,805,811 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

<u>Filing Date</u>: The applications were filed on April 20, 2017.

<u>Applicants' Address</u>: 333 West Wacker Drive, Chicago, Illinois 60606.

> **Nuveen Municipal Market Opportunity Fund, Inc. [File No. 811-06040]**
> **Nuveen Premium Income Municipal Fund 2, Inc. [File No. 811-06621]**
> **Nuveen Performance Plus Municipal Fund, Inc. [File No. 811-05809]**

<u>Summary</u>: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Enhanced AMT-Free Quality Municipal Income Fund and, on October 3, 2016, made distributions to their shareholders based on net asset value. Expenses of $2,330,122 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

<u>Filing Date</u>: The applications were filed on April 20, 2017.

<u>Applicants' Address</u>: 333 West Wacker Drive, Chicago, Illinois 60606.

> **Nuveen Premier Municipal Income Fund, Inc. [File No. 811-06456]**
> **Nuveen Premium Income Municipal Fund, Inc. [File No. 811-05570]**
> **Nuveen Select Quality Municipal Fund, Inc. [File No. 811-06240]**
> **Nuveen Investment Quality Municipal Fund, Inc. [File No. 811-06091]**

<u>Summary</u>: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen Enhanced Quality Municipal Income Fund and, on October 3, 2016, made distributions to their shareholders based on net asset value. Expenses of $2,452,635 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

<u>Filing Date</u>: The applications were filed on April 20, 2017.

<u>Applicants' Address</u>: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen California Dividend Advantage Municipal Fund 2 [File No. 811-10197]
Nuveen California Dividend Advantage Municipal Fund 3 [File No. 811-10347]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Nuveen California Quality Municipal Income Fund and, on December 1, 2016, made distributions to their shareholders based on net asset value. Expenses of $1,084,348 incurred in connection with the reorganizations were paid by applicants and the acquiring fund.

Filing Date: The applications were filed on April 20, 2017.

Applicants' Address: 333 West Wacker Dr., Chicago, Illinois 60606.

Nuveen Global Equity Income Fund [File No. 811-21903]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Nuveen NWQ Global Equity Income Fund, a series of Nuveen Investment Trust and, on [DATE], made distributions to its shareholders based on net asset value. Expenses of $587,349 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on April 20, 2017 and amended on [DATE].

Applicants' Address: 333 West Wacker Drive, Chicago, Illinois 60606.

AB Blended Style Series, Inc. [File No. 811-21081]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 20, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $19,049 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on May 16, 2017.

Applicant's Address: 1345 Avenue of the Americas, New York, New York 10105.

Alliance New York Municipal Income Fund [File No. 811-10577]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 22, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Payment was made on applicant's senior securities at the liquidation preference per share in accordance with their terms. All remaining amounts were distributed to common shareholders on the basis of net assets. Expenses of $114,788 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on May 16, 2017 and amended on May 24, 2017.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Eduardo A. Aleman
                                        Assistant Secretary